SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G*
(Rule 13d-102)

INFORMATION TO BE INCLUDED
IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c), AND
(d) AND AMENDMENTS THERETO
FILED PURSUANT TO RULE 13d-2
(AMENDMENT NO. 1)*

Clene Inc.
(Name of Issuer)

Common Stock, $.0001 par value per share
(Title of Class of Securities)

G8959N130
(CUSIP Number)

September 30, 2024
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ] Rule 13d-1(b)
[X] Rule 13d-1(c)
[   ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G8959N130	Page 2 of 6

1	NAMES OF REPORTING PERSONS
Chidozie Ugwumba

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [ ]
(b) [X]
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
2,249,661 (1)(2)

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
2,249,661 (1)(2)

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,249,661 (1)(2)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
19.9%(2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1) The number represents (i) 650,945 shares of common stock, par value $0.0001 per share (the “Common Stock”) of Clene, Inc. (the “Issuer”) as of October 1, 2024, (ii) 375,000 shares of Common Stock issuable upon exercise of Tranche A Warrants that are immediately exercisable, (iii) 375,000 shares of Common Stock issuable upon exercise of Tranche B Warrants that are immediately exercisable, (iv) 424,358 shares of Common Stock issuable upon exercise of the Prefunded Common Stock Purchase Warrant that is immediately exercisable and (v) 424,358 shares of Common Stock issuable upon exercise of the Common Stock Purchase Warrant that is immediately exercisable.  The foregoing is based on 7,962,100 shares of the Issuer’s Common Stock issued and outstanding as of September 30, 2024 as represented in the Issuer’s Prospectus Supplement on Form 424(b)(5) filed with the Securities and Exchange Commission on September 30, 2024.

(2) The Tranche A Warrants, Tranche B Warrants, Prefunded Common Stock Purchase Warrant and the Common Stock Purchase Warrant contain provisions preventing the Warrants from being exercised if such exercise would result in the holder obtaining greater than 19.9% of the Issuer’s voting securities. However, the amounts reported in rows 5, 7 and 9 herein represent the number of shares of Common Stock that would be issuable upon exercise of the Tranche A Warrant, Tranche B Warrant, Prefunded Common Stock Purchase Warrant and Common Stock Purchase Warrant in full, and do not give effect to the blocking provisions.

CUSIP No. G8959N130	Page 3 of 6

Schedule 13G

Chidozie Ugwumba (the “Reporting Person”) previously filed reports on Schedule 13D.  However, on February 15, 2023, the Reporting Person resigned from the board of directors of the Clene, Inc. (the “Issuer”).  As of February 15, 2023, and the date hereof, the Reporting Person holds securities of the Issuer in the ordinary course of business without the purpose of or with the effect of changing or influencing the control of the Issuer and does not hold such securities in connection with or as a participant in any transaction having that purpose of effect.

Item 1(a).	Name of Issuer: Clene Inc. (the "Issuer")

Item 1(b).	Address of Issuer's Principal Executive Offices: 6550 South Millrock Drive, Suite G50, Salt Lake City, Utah

Item 2(a).
Name of Person Filing:

(a) - (c) Name of Persons Filing; Address; Citizenship:

This statement is being filed by Chidozie Ugwumba (the “Reporting Person”).  The Reporting Person’s principal business address is c/o SymBiosis Capital Management, LLC 609 SW 8th St., Suite 510, Bentonville, AR 72712.  The citizenship of the Reporting Person’s is the United States of America.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

Item 2(c).	Citizenship:

Item 2(d).	Title of Class of Securities: Common Stock, par value $0.0001 per share ("Common Stock")

Item 2(e).	CUSIP Number: G8959N130

CUSIP No. G8959N130	Page 4 of 6

Item 3.	If This Statement Is Filed Pursuant to Rules 13d-1(b), or 13d-2(b) or (c),
Check Whether the Person Filing Is a(n):

(a)	☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐ Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐ Investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E);

(f)	☐ Employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);

(g)	☐ Parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G);

(h)	☐ Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐ A non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J);

(k)	☐ Group, in accordance with Section 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____________________________ .

Item 4.	Ownership.

(a)	Amount beneficially owned:

(b)
Percent of class:

The information set forth in rows 5 through 11 of the cover pages is incorporated by reference into this Item 4.

The shares reporting in this Schedule 13G include (i) 650,945 shares of Common Stock of the Issuer, (ii) 375,000 shares of Common Stock issuable upon exercise of Tranche A Warrants that are immediately exercisable, (iii) 375,000 shares of Common Stock issuable upon exercise of Tranche B Warrants that are immediately exercisable, (iv) 424,358 shares of Common Stock issuable upon exercise of the Prefunded Common Stock Purchase Warrant that is immediately exercisable and (v) 424,358 shares of Common Stock issuable upon exercise of the Common Stock Purchase Warrant that is immediately exercisable.  The foregoing is based on 7,962,100 shares of the Issuer’s Common Stock issued and outstanding as of September 30, 2024, as represented in the Issuer’s Prospectus Supplement on Form 424(b)(5) filed with the Securities and Exchange Commission on September 30, 2024.

The Tranche A Warrants, Tranche B Warrants, Prefunded Common Stock Purchase Warrant and Common Stock Purchase Warrant contain provisions preventing the Warrants from being exercised if such exercise would result in the holder obtaining greater than 19.9% of the Issuer’s voting securities.  However, the amounts reported in this Item 4 represent the number of shares of Common Stock that would be issuable upon exercise of the Tranche A Warrant, Tranche B Warrant, Prefunded Common Stock Purchase Warrant and Common Stock Purchase Warrant in full, and do not give effect to the blocking provisions.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

(ii)	Shared power to vote or to direct the vote:

(iii)	Sole power to dispose or to direct the disposition of:

(iv)	Shared power to dispose or to direct the disposition of:

CUSIP No. G8959N130	Page 5 of 6

Reporting Person	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Percentage of Common Stock Outstanding
Chidozie Ugwumba	2,249,661	0	2,224,661	0	19.9	%*

*
The percent of class was based on 7,962,100 shares of the Issuer’s Common Stock issued and outstanding as of September 30, 2024, plus the shares of Common Stock exercisable upon exercise of Tranche A Warrants, Tranche B Warrants, Prefunded Common Stock Purchase Warrant and Common Stock Purchase Warrant, after giving effect to the blocking provisions described above, which prevent the Reporting Person from exercising the Tranche A Warrants, the Tranche B Warrants, Prefunded Common Stock Purchase Warrant and Common Stock Purchase Warrant in excess of 19.9% of the Issuer’s voting securities.

Item 5.	Ownership of Five Percent or Less of a Class. Not applicable.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person. Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company. Not applicable.

Item 8.	Identification and Classification of Members of the Group. Not applicable.

Item 9.	Notice of Dissolution of Group. Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

CUSIP No. G8959N130	Page 6 of 6

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  10/02/24

CHIDOZIE UGWUMBA

By:	/s/ Chidozie Ugwumba
Name: Chidozie Ugwumba

*The Reporting Person specifically disclaims beneficial ownership of the securities referenced herein except to the extent of his pecuniary interest therein.